EXHIBIT 9.1

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial statements give effect to the sale of assets contemplated by the asset purchase agreement and the related transaction documents. The unaudited pro forma balance sheet and statements of operations filed with this report are presented for illustrative purposes only. The pro forma balance sheet as of March 31, 2008 has been prepared to reflect the sale if it had taken place on such date, and is not necessarily indicative of our financial position had such sale occurred on that date. The unaudited pro forma financial statements, including notes thereto, should be read in conjunction with our historical financial statements included in our Form 10-K for the year ended December 31, 2007, the unaudited financial statements filed in our Form 10-Q for the quarter ended March 31, 2008, and the unaudited financial statements for the business to be transferred to NuVasive, included as Appendix D to the proxy statement filed by the Company with the Securities and Exchange Commission on July 3, 2008.

Costs and expenses attributed to the business to be transferred include direct costs primarily associated with the business, as well as corporate expenses, including accounting, legal and human resources expenses. The corporate expenses were allocated to the business based upon estimated relative time and resources dedicated to the business. Management believes the basis of the allocations is reasonable. Certain corporate non-operating transactions of ours have not been allocated to the transferred business. These items include interest income and expense.

Statement of Operations Data:

	Three Months Ended March 31, 2008
	Historical	Pro Forma Adjustments	Pro Forma As Adjusted
	(In thousands, except per share data)

Product sales	$7,511	$(7,511)	$—
Cost of goods sold	3,781	(3,781)	—

Gross profit	3,730	(3,730)	—

Revenue from collaborative research licenses, royalties and grants	362		362

Operating expenses:
Research and development	16,875	(99)	16,776
General and administrative	2,608	(82)	2,526

Total operating expenses	19,483	(181)	19,302

Loss from operations	(15,391)	(3,549)	(18,940)
Interest income (expense):
Interest income	145	—	145
Interest expense	(354)	—	(354)

Total interest expense, net	(209)	—	(209)

Net loss	$(15,600)	$(3,549)	$(19,149)

Basic and diluted net loss per share	$(0.49)		$(0.60)

Weighted Average Common Stock outstanding, in thousands (basic and diluted)	31,741		31,741

	Year Ended December 31, 2007
	Historical	Pro Forma Adjustments	Pro Forma As Adjusted
	(In thousands, except per share data)

Product sales	$15,240	$(15,240)	$—
Cost of goods sold	6,955	(6,955)	—

Gross profit	8,285	(8,285)	—

Revenue from collaborative research licenses and grants	2,048		2,048

Operating expenses:
Research and development	50,851	(4,142)	46,709
General and administrative	6,708	(206)	6,502

Total operating expenses	57,559	(4,348)	53,211

Loss from operations	(47,226)	(3,937)	(51,163)
Interest income (expense):
Interest income	1,321	—	1,321
Interest expense	(8,016)	—	(8,016)

Total interest expense, net	(6,695)	—	(6,695)

Net loss	$(53,921)	$(3,937)	$(57,858)

Basic and diluted net loss per share	$(1.89)		$(2.03)

Weighted Average Common Stock outstanding, in thousands (basic and diluted)	28,489		28,489

Balance Sheet Data:

	As of March 31, 2008
		Pro Forma Adjustments
	Historical	Net Asset to be Sold	Proceeds of Sale	Pro Forma As Adjusted
		(In thousands)

Assets
Current assets:
Cash	$4,719	$—	$—	$4,719
Short-term investments	7,280	—	43,171	50,451
Accounts receivable	4,315	(3,955)	—	360
Inventory	4,622	(4,622)	—	—
Prepaid expenses and other current assets	1,406	(72)		1,334

Total current assets	22,342	(8,649)	43,171	56,864

Property and equipment, net	7,168	(8,283)	2,744	1,629
Restricted cash	280	—	—	280
Other assets	1,106	—	—	1,106

Total assets	$30,896	$(16,932)	$45,915	$59,879

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$16,498	$(3,068)	$—	$13,430
Notes payable, current portion	12,891	—	—	12,891
Capital lease obligations, current portion	587	—	—	587

Total current liabilities	29,976	(3,068)	—	26,908
Capital lease obligations, net of current portion	8	—	—	8

Total liabilities	29,984	(3,068)	—	26,916

Stockholders’ equity	912	(13,864)	45,915	32,963

Total liabilities and stockholders’ equity	$30,896	$(16,932)	$45,915	$59,879

        The unaudited pro forma financial information as of and for the three month period ended March 31, 2008 and for the year ended December 31, 2007, gives effect to the following pro forma adjustments:

Statement of Operations Data:

• To give retroactive effect to the decrease in net sales, cost of goods sold and operating expenses estimated to be attributable to our Osteocel business, including Osteocel and Osteocel XO and related business assets.

Balance Sheet Data:

• Represents assets to be sold to and liabilities to be assumed by NuVasive, Inc. related to our Osteocel business.

•  Represents the gross cash sales price to be received at the technology assets closing of $35.0 million, plus the $12.5 million to be received upon the transfer of the manufacturing assets at the manufacturing assets closing.

•  The asset purchase agreement provides us with opportunities to receive milestone payments in the maximum aggregate amount of $37.5 million, related to Osteocel sales and production goals. Such milestone payments have not been reflected in the pro forma balance sheet data, since their receipt cannot be assured until earned.